Exhibit (a)(1)(xvii)
For Release:
5:45 AM PST
February 3, 2005

         ERI ACQUISITION CORP. EXTENDS CASH TENDER OFFER FOR OUTSTANDING
          SHARES OF ELMER'S RESTAURANTS, INC. AT $7.50 PER SHARE UNTIL
                          WEDNESDAY, FEBRUARY 16, 2005


Portland, Oregon (February 3, 2005) - ERI Acquisition Corp. ("Purchaser") today announced that it has extended its cash tender offer for all of the outstanding common stock of Elmer's Restaurants, Inc. (NASDAQ-SmallCap: ELMS) (the "Company") not owned by a Continuing Shareholders led by Bruce N. Davis, Chairman of the Board and President of the Company, at an offer price of $7.50 per share in cash (the "Offer"), on the terms and conditions set forth in the Offer to Purchase dated December 20, 2004, as amended January 18, 2005, filed with the Securities and Exchange Commission ("SEC") as exhibit (a)(1)(i) to Purchaser's amended and restated tender offer statement (Amendment No. 4 to Schedule TO), and the related Letter of Transmittal for the Offer. The Offer, which was scheduled to expire at Midnight, Eastern Standard Time, on Wednesday, February 2, 2005, has been extended until and will expire at Midnight, Eastern Standard Time, on Wednesday, February 16, 2005, unless extended further as described in the Offer to Purchase.

The depositary for the Offer has advised Purchaser that, as of 5:30 P.M., Eastern Standard Time, February 2, 2005, an aggregate of approximately 550,545 shares of Elmer's common stock had been tendered to Purchaser in the Offer. When added to shares currently held by the Continuing Shareholders, this represents 89% of the Company's outstanding stock.

The Continuing Shareholders decided to pursue the offer because, as owners of 59% of Elmer's common stock, they believe that the anticipated costs of remaining a public company far exceed any resulting benefits. The expected public company costs for FY 2005 are approximately $468,000, an increase of approximately $200,000 over the prior year. These are ongoing expenses as long as Elmer's remains public. The $468,000 in expected public company costs represents approximately 25% of the Company's FY 2004 pre-tax income.

NOTICE FOR ELMER'S SHAREHOLDERS

Elmer's shareholders and other interested parties are urged to read Purchaser's tender offer statement, filed with the SEC by Purchaser and the Continuing Shareholders, and other relevant documents filed with the SEC, because they contain important information and the complete terms and conditions of the Offer. Elmer's shareholders will be able to receive such documents free of charge at the SEC's web site, (www.sec.gov), or by contacting OTR, Inc., the Information Agent for the transaction, at (503) 225-0375. This press release is not a substitute for such filings.










                                        6